Exhibit 99.1

NEWS RELEASE

Lorus Therapeutics Announces Allowance of Australian Patent for Clinical Cancer Drug LOR-253

TORONTO, CANADA, September 27, 2011 - Lorus Therapeutics Inc. (TSX: LOR) (“Lorus”), a biopharmaceutical company specializing in the discovery, research and development of pharmaceutical products and technologies for the management of cancer, today announced the allowance of an Australian patent for its lead small molecule anticancer drug LOR-253.

The patent covers LOR-253 composition of matter and methods of treating cancer with LOR-253.  Specific cancers protected by the patent include a range of solid tumor types such as non-small cell lung cancer, colon cancer, melanoma, as well as prostate and breast cancers.    This is Lorus’ second Australian patent for LOR-253, and extends patent protection for this drug until 2026.   Similar patents for LOR-253 are pending in Canada, China, Europe, Japan, and the United States.

“A strong intellectual property portfolio is essential for partnering,” said Dr. Aiping Young, Lorus' President and CEO.  “This Australian patent is important because it provides a long patent term for LOR-253 composition of matter in a large market.  This kind of patent protection is in line with our overall IP strategy for LOR-253, and should facilitate business discussions for this novel cancer therapy.”

LOR-253 is in a Phase I dose-escalation clinical study in patients with advanced or metastatic solid tumors who are unresponsive to conventional therapy or for which no effective therapy is available.   The study, which is currently enrolling patients, is being conducted at Memorial Sloan-Kettering Cancer Center in New York.  Objectives of the study include the safety profile, maximum tolerated dose, and antitumor activity of LOR-253, as well as pharmacokinetics and recommended Phase II dose for subsequent clinical trials.

About LOR-253
LOR-253 represents a new class of anticancer agent, which we believe may offer a competitive advantage over classical drugs.  This drug candidate has shown selective and potent antitumor activity in preclinical investigations with a variety of human cancers, including colon cancer and non-small cell lung cancer, and has demonstrated an excellent therapeutic window due to its low toxicity. LOR-253 is a first-in-class small molecule that has been optimized to inhibit the novel cancer target Metal-Responsive Transcription Factor 1 (MTF-1). MTF-1 is overexpressed in selective cancer indications, and its downregulation by LOR-253 results in induction of the novel tumor suppressor Krüppel-like factor 4 (KLF4), leading to the downregulation of cyclin D1, an important regulator of cell cycle progression and cell proliferation. MTF-1 downregulation also results in decreased expression of genes involved in the adaptation of tumors to hypoxia (low oxygen content) and angiogenesis. Increased angiogenesis and alterations in the cyclin D1 regulatory pathway have been linked to the development of cancer.

About Lorus
Lorus is a biopharmaceutical company focused on the research and development of novel therapeutics in cancer. Lorus’ goal is to capitalize on its research, preclinical, clinical and regulatory expertise by developing new drug candidates that can be used, either alone, or in combination with other drugs, to successfully manage cancer. The Company also has expertise in antimicrobial drug discovery.

Forward Looking Statements
This press release may contain forward-looking statements within the meaning of Canadian and U.S. securities laws. Such statements include, but are not limited to, statements relating to: our research program plans, our plans to conduct clinical trials, the successful and timely completion of clinical studies and the regulatory approval process, our ability to continue as a going concern, our ability to fund future research, our plans to obtain partners to assist in the further development of our product candidates, the establishment of corporate alliances, the Company’s plans, objectives, expectations and intentions and other statements including words such as “continue”, “believe”, “plan”, “expect”, “intend”, “will”, “should”, “may”, and other similar expressions. Such statements reflect our current views with respect to future events and are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by us are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance, or achievements that may be expressed or implied by such forward-looking statements, including, among others: our ability to continue as a going concern, our ability to obtain the capital required for research and operations, the inherent risks in early stage drug development including demonstrating efficacy, development time/cost and the regulatory approval process; the progress of our clinical trials; our ability to find and enter into agreements with potential partners; our ability to attract and retain key personnel; changing market conditions; and other risks detailed from time-to-time in our ongoing quarterly filings, annual information forms, annual reports and annual filings with Canadian securities regulators and the United States Securities and Exchange Commission.

Should one or more of these risks or uncertainties materialize, or should the assumptions set out in the section entitled “Risk Factors” in our Annual Information Form underlying those forward-looking statements prove incorrect, actual results may vary materially from those described herein. These forward-looking statements are made as of the date of this press release and we do not intend, and do not assume any obligation, to update these forward-looking statements, except as required by law. We cannot assure you that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Investors are cautioned that forward-looking statements are not guarantees of future performance and accordingly investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.

Lorus Therapeutics Inc.’s recent press releases are available through the Company’s website at www.lorusthera.com. For Lorus' regulatory filings on SEDAR, please go to www.Sedar.com.

Enquiries:

For further information, please contact:

Grace Tse, 416-798-1200 ext. 380; ir@lorusthera.com